BROOKFIELD REAL ESTATE INCOME TRUST INC.
BROOKFIELD REIT OPERATING PARTNERSHIP L.P.
Brookfield Share/OP Unit Amended and Restated Repurchase Arrangement
Effective as of August 11, 2026

Definitions
Advisory Agreement – shall mean that certain Third Amended and Restated Advisory Agreement, dated August 11, 2025, by and among the Company, the Operating Partnership and Brookfield REIT Adviser LLC, as may be further amended or restated from time to time.
Affiliate – shall mean, with respect to any Entity, any Entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Entity.
Brookfield Investor – shall mean, collectively, Brookfield Corporation and any of its Affiliates who hold Shares or OP Units, excluding (1) any Affiliate that is a feeder vehicle primarily created to hold Class I or Class C Shares that offer interests in such feeder vehicle to non-U.S. persons and (2) any employee or director of Brookfield Corporation or any of its Affiliates.
Company – shall mean Brookfield Real Estate Income Trust Inc., a Maryland corporation.
DRIP – shall mean the distribution reinvestment plan of the Company, as amended from time to time.
Effective Date – shall mean August 11, 2026.
Eligible Shares – shall mean Shares held by a Brookfield Investor, including any Shares issued to a Brookfield Investor pursuant to the DRIP, but excluding any Shares that a Brookfield Investor receives as payment for management or performance fees (in each case, in lieu of cash) pursuant to the terms of the Advisory Agreement.
Eligible Units – shall mean OP Units held by a Brookfield Investor, including any OP Units issued to a Brookfield Investor pursuant to the Operating Partnership’s distribution reinvestment plan, but excluding any OP Units that a Brookfield Investor receives as payment for management or performance fees (in each case, in lieu of cash) pursuant to the terms of the Advisory Agreement.
Entity – shall mean a corporation, partnership, limited liability company or other entity.
NAV – shall mean the net asset value of the Company or the Operating Partnership, determined in accordance with the Company’s valuation policies and procedures.
Operating Partnership – shall mean Brookfield REIT Operating Partnership L.P., a Delaware limited partnership.
Operating Partnership Agreement – shall mean that certain Fifth Amended and Restated Limited Partnership Agreement of Brookfield REIT Operating Partnership L.P., as may be further amended or restated from time to time.
OP Unit – shall mean a limited partnership interest in the Operating Partnership.
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Repurchase Arrangement – shall mean this Brookfield Share/OP Unit Amended and Restated Repurchase Arrangement, effective as of August 11, 2026, which replaces in its entirety that certain Brookfield Share/OP Unit Repurchase Arrangement, effective as of January 1, 2022.
Share Repurchase Plan – shall mean the share repurchase plan of the Company, as amended from time to time.
Shares – shall mean shares of common stock of the Company of any class or series.
Stockholders – shall mean the holders of Shares.
Transaction Price – shall mean the then-current NAV per Share or OP Unit of the Company or Operating Partnership, as applicable, as determined monthly.
Repurchase and Redemption Arrangement
Timing and Amount of Repurchases and Redemptions
Subject to limitations set forth below, each month a Brookfield Investor may request the Company to repurchase and/or the Operating Partnership to redeem (each such request, a “Brookfield Repurchase Request”), and the Company and/or the Operating Partnership may repurchase or redeem, as applicable, from a Brookfield Investor upon such Brookfield Repurchase Request a number of Eligible Shares and/or Eligible Units (any such repurchase or redemption, a “Brookfield Repurchase”); provided that any Brookfield Repurchase Request for Eligible Shares and/or Eligible Units to be exchanged for OP Units in the Operating Partnership or Shares in the Company, as applicable, is not subject to the limitations set forth below.
Repurchase Price
The price per Eligible Share or Eligible Unit for each Brookfield Repurchase will be equal to the Transaction Price in effect on the date of such Brookfield Repurchase.
Limitations
The Company and/or the Operating Partnership, as applicable, shall not fulfill any Brookfield Repurchase Request for cash where after giving effect to such Brookfield Repurchase Request, a Brookfield Investor’s remaining Eligible Shares and Eligible Units would be valued at less than $50 million based on the Company’s and the Operating Partnership’s most recently determined NAV per Share/OP Unit. In addition, neither the Company nor the Operating Partnership shall fulfill a Brookfield Repurchase Request for cash during any month in which: (1) the full amount of all Shares and/or OP Units requested to be repurchased under the Share Repurchase Plan and/or the Operating Partnership Agreement by third-party holders is not repurchased, (2) such Brookfield Repurchase Request would result in the Company exceeding the “net repurchase” limitations under the Share Repurchase Plan, or (3) the Share Repurchase Plan is suspended.
Notwithstanding anything to the contrary, should a Brookfield Repurchase Request, in the Company’s judgment, place an undue burden on the Company’s and/or the Operating Partnership’s liquidity, adversely affect the Company’s and/or the Operating Partnership’s operations or risk having an adverse impact on the Company and/or the Operating Partnership as a whole, the Company and/or the Operating Partnership may elect not to redeem or repurchase from a Brookfield Investor, or may offer to purchase or redeem less than the amount requested by a Brookfield Investor. Material modifications to and suspensions of this Repurchase Arrangement will be promptly disclosed to Stockholders in a prospectus supplement (or post-effective amendment if required by the Securities Act of 1933, as amended) or special or periodic report filed by the Company. In addition, the Company may in its sole discretion determine to suspend purchases or redemptions under this Repurchase Arrangement if it is prohibited from purchasing Eligible Shares and/or Eligible Units, as applicable, by a legal, contractual or regulatory restriction applicable to it or its Affiliates.
Term and Termination
This Repurchase Arrangement shall be effective as of the Effective Date and shall terminate as of the date an Affiliate of a Brookfield Investor no longer acts as investment adviser to the Company pursuant to the Advisory Agreement (the “Termination Date”). Following the Termination Date, a Brookfield Investor shall submit its Eligible Shares and/or Eligible Units for repurchase under the Share Repurchase Plan or redemption under the Operating Partnership Agreement, as applicable.

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